# Hilton Group plc

Ladbroke Group

Ref: 82-1571

03 JUN -9 AM 7:21

With ( 

03022770

SUPPL

Maple C... , ...Vatford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton


Ladbrokes


LivingWell

# Hilton Group plc

## PERFORMANCE SHARE PLAN ("THE PLAN")

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES CONDITIONAL RIGHTS TO RECEIVE UP TO A SPECIFIED MAXIMUM NUMBER OF SHARES WERE GRANTED ON 16 MAY 2003 UNDER THE PLAN BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDING 31 DECEMBER 2005 TO THE THREE EXECUTIVE DIRECTORS OF THE COMPANY AS FOLLOWS:

| NAME | MAXIMUM NO. OF SHARES OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED |
|---|---|
| C BELL | 239,371 |
| D M C MICHELS | 441,916 |
| B G WALLACE | 328,179 |

FOLLOWING THE AFOREMENTIONED THE THREE EXECUTIVE DIRECTORS OF THE COMPANY HAVE INTERESTS UNDER THE PLAN AS FOLLOWS:

| NAME | TOTAL MAXIMUM NO. OF SHARES OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED |
|---|---|
| C BELL | 496,866 |
| D M C MICHELS | 977,748 |
| B G WALLACE | 769,452 |

DLW 6/19